

November 6, 2013

Via E-mail
Ross J. Kari
Chief Financial Officer
Federal Home Loan Mortgage Corporation
8200 Jones Branch Drive
McLean, VA 22102

> **Re: Federal Home Loan Mortgage Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 001-34139**

Dear Mr. Kari:

We have reviewed your supplemental response dated August 20, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

FHFA Advisory Bulletin, page 46

1.   We note your response to comment 1 where you state that your existing allowance methodology for the majority of your loans is performed on a collective basis using estimated probabilities of default and loss severity, as well as your statement that upon the adoption of the Advisory Bulletin, the amount of the charge-off at 180 days is expected to exceed your best estimate of incurred losses going forward. Please address the following for loans past due 180 days and collectively evaluated for impairment:

- Tell us whether you believe that the amount charged-off upon implementation of the Advisory Bulletin is consistent with the guidance in ASC 450-20-30-1.

- Tell us whether you believe collection based on the fair value of the underlying collateral reflects the most likely outcome for loans past due 180 days and subject to charge-off.

- Tell us whether you believe measuring incurred losses for single-family loans past due 180 days based on an individual assessment of the most likely outcome, as opposed to your collective methodology which factors in the possibility of loan re-performance, is consistent with the guidance in ASC 450-20 and ASC 310-10-35-9.

2.   We note that loans individually evaluated for impairment principally include troubled debt restructurings (TDRs). Please address the following for loans that are past due 180 days and individually evaluated for impairment:

- Tell us whether you believe measuring the incurred losses for loans past due 180 days based on an individual assessment of the most likely outcome, as opposed to a pool basis, is consistent with the guidance in ASC paragraph 310-10-35-21.

- Tell us whether you believe that collection based on the fair value of the underlying collateral reflects the most likely outcome for loans past due 180 days.

3.   Please provide us with the following information as it relates to your single-family loan portfolio as of September 30, 2013:

- Total unpaid principal balance (UPB) of loans that are past due 180 days and subject to your collective allowance methodology, the related allowance, and the impact the Advisory Bulletin charge-off policy would have on this population if adopted as of September 30, 2013;

- Total UPB of TDRs and any other individually assessed loans that meet the definition of "loss" in the Advisory Bulletin, the related specific allowance calculated based on the present value of expected future cash flows, and the impact the Advisory Bulletin charge-off policy would have on this population if adopted as of September 30, 2013; and

- You state that more than 50% of your loan modification activity occurs subsequent to a loan becoming past due 180 days. Explain in greater detail the impact that a modification has on your recovery of the outstanding balance and provide a quantitative analysis of the difference in the allowance on an unmodified loan at 180 days past due compared to a loan modified after 180 days past due.

You may contact Lindsay McCord at (202) 551-3417 or me at (202) 551-3512 if you have any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant